July 1, 2008

Mr. Kevin Woody
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

RE:	Glimcher Realty Trust
Form 10-K for the fiscal year ended December 31, 2007 (“2007 Form 10-K”)
Form 10-Q for the quarterly period ended March 31, 2008 (“First Quarter Form 10-Q”)
File No. 001-12482

Dear Mr. Woody

This is in response to your letter dated June 19, 2008 regarding the above-mentioned filings and to provide further clarification to our letter responding to your initial comments to those filings dated June 9, 2008 for Glimcher Realty Trust (the “Company,” “Registrant,” or “GRT”).  Unless otherwise defined herein, capitalized terms used in the Registrant’s Response portion of this correspondence shall have the same meaning given such terms in the 2007 Form 10-K or the 2008 First Quarter Form 10-Q, respectively.  References to page numbers are to pages in our 2007 Form 10-K, unless otherwise indicated.  To facilitate understanding our response, we have, in each case, quoted your inquiry, followed by our response.

Form 10-K for the year ended December 31, 2007:

General:

1.
We note your responses to comments 1-3.  We believe this disclosure is standard in the real estate industry and significant to an investor’s understanding of your business.  Refer to Item 101 (c) of Regulation S-K.  Accordingly, please confirm that you will include the information provide in your responses in future filings.

Registrant Response:  In future Form 10-K filings the Company will provide the disclosures as outlined in the Company’s June 9, 2008 response to the SEC’s May 23, 2008 comment letter for responses 1-3.  These disclosures relate to i.) identification of properties with gross revenue or book value in excess of 10% of the Company’s consolidated gross revenue and total assets  ii.) effective annual rent per square foot on a portfolio basis and iii.) certain information pertaining to lease expirations on a portfolio basis for the next ten years.

GRT Response to
SEC Comment Letter
July 1, 2008

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

2.
We note your response to prior comment 5.  Please revise the Overview section to provide a more detailed description of the reasons for selling more than half of your portfolio over the least five years or explain in more detail why you believe this information is not material to investors.  Item 303(a) requires disclosure of any information that is necessary to an understanding of your financial condition, changes in financial condition, or results of operations.  Please provide the additional disclosure in future filings and tell us how you plan to comply.

Registrant’s Response:  The Company intends to add a paragraph to the Overview Section of Item 7 of Form 10-K, with respect to those years in which the Company deems such trend information to be material, substantially as follows:

During the period beginning December 31, 2003 through December 31, 2007, the Company reduced the number of properties held from 70 to 27. The Company’s disposition program’s goal was to enhance the quality and growth profile of its portfolio of properties.  The first phase of the program was to divest from a majority of its community center assets driven by the Company’s decision to evolve from a community center company to one founded on higher growth mall properties.  Once that phase was substantially completed, the Company commenced a program to sell non-strategic mall assets that lacked the quality characteristics the Company wanted for long-term investment and focused on re-investment in higher quality malls with better growth profiles.  In implementing the disposition program, the Company disposed of 41 community centers and 5 malls during this period.  The Company had two community centers and two malls held for sale at the end of 2007, one of the community centers was sold in 2008.  The Company re-invested the proceeds from these asset dispositions in higher quality properties during the above referenced five year period.  During that time, the Company acquired three malls (two through a joint venture) that were new to the Company’s portfolio as well as purchased the remaining joint venture interest in two other properties during the same period.

Funds From Operation, page 26

3.
We note your response to our prior comment 6.  With respect to your presentation of FFO excluding impairment and defeasance charges, it does not appear that your current disclosures comply with the requirements of Item 10(e)(1)(i)(B) and (C) of Regulation S-K.  Please advise and revise.

Registrant’s Response:  The Company has appropriately included impairment and defeasance charges in the FFO number presented on page 26 of its 2007 Form 10-K.  The Company also discussed the impact of both the impairment and defeasance charges to the Company’s FFO.  Therefore, the Company believes the FFO disclosures are compliant with Item 10(e)(1)(i)(B) and (C) of Regulation S-K.  However, within the commentary discussing FFO the Company does reference the FFO amount if these charges were excluded.  In future filings, the Company will refrain from providing FFO that reflects excluded impairment and defeasance charges as done in the last sentence of the first and third paragraphs on page 27 of its 2007 Form 10-K.

GRT Response to
SEC Comment Letter
July 1, 2008

Additionally, the Registrant acknowledges the following:

•	the Company is responsible for the adequacy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that I have addressed your questions adequately.  However, if you have any additional questions, please feel free to contact me at (614) 887-5610.

Sincerely,

/s/ Mark E. Yale
Mark E. Yale
Executive Vice President,
Chief Financial Officer and Treasurer